UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

XPO Logistics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

983793100

(CUSIP Number)

September 11, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983793100	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Coral Blue Investment Pte. Ltd. (None)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,822,472
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,822,472
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,822,472
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The Reporting Person’s calculation of beneficial ownership is based upon the 64,486,324 shares of common stock outstanding based on the Investment Agreement dated as of September 11, 2014 by and among the Issuer, Coral Blue Investment Pte. Ltd. and the other parties set forth on Schedule I thereto.

CUSIP No. 983793100	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GIC Private Limited (None)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,822,472
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,822,472
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,822,472
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The Reporting Person’s calculation of beneficial ownership is based upon the 64,486,324 shares of common stock outstanding based on the Investment Agreement dated as of September 11, 2014 by and among the Issuer, Coral Blue Investment Pte. Ltd. and the other parties set forth on Schedule I thereto.

CUSIP No. 983793100	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

XPO Logistics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Five Greenwich Office Park,

Greenwich, CT 06831

Item 2(a).	Name of Persons Filing:

I Coral Blue Investment Pte. Ltd.

II GIC Private Limited

(each individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

I & II	168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c).	Citizenship:

I & II	Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e).	CUSIP Number:

983793100

CUSIP No. 983793100	13G	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	No of Securities Beneficially Owned	Power to Vote		Power to Dispose
Reporting Person		Sole	Shared(1)	Sole	Shared(1)	Percent of Class (2)
Coral Blue Investment Pte. Ltd.	3,822,472	0	3,822,472	0	3,822,472	5.9%
GIC Private Limited	3,822,472	0	3,822,472	0	3,822,472	5.9%
Total(3) (all Reporting Persons)	3,822,472	0	3,822,472	0	3,822,472	5.9%

1	Coral Blue Investment Pte. Ltd. is the direct owner of 3,822,472 shares of Common Stock of the Issuer and shares the power to vote and the power to dispose of all of such shares of Common Stock with GIC Private Limited.
2	The foregoing percentages are calculated in accordance with the 64,486,324 shares of Common Stock outstanding based on the Investment Agreement dated as of September 11, 2014 by and among the Issuer, Coral Blue Investment Pte. Ltd and the other parties set forth on Schedule I thereto, excluding, for each respective Reporting Person, shares of Common Stock that may be issuable in respect of 132,803 shares of Series B Mandatorily Convertible Perpetual Preferred Stock, par value $0.001 per share, of the Issuer directly held by Coral Blue Investment Pte. Ltd. (over which GIC Private Limited shares the power to vote and the power to dispose of all of such shares). The Series B Mandatorily Convertible Perpetual Preferred Stock will convert automatically into shares of Common Stock upon the Issuer’s stockholders approving the proposals to issue Common Stock upon conversion of the Series B Preferred Stock for purposes of Rule 312 of the NYSE Listed Company Manual, but are not otherwise convertible into shares of Common Stock, and Series B Mandatorily Convertible Perpetual Preferred Stock does not entitle the holder thereof to exercise any voting rights with respect to the underlying shares of Common Stock issuable upon conversion.
3	The reporting persons disclaim membership in a group.

CUSIP No. 983793100	13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: September 22, 2014.

CORAL BLUE INVESTMENT PTE. LTD.

By:	/s/ Arjun Khullar
Name:	Arjun Khullar
Title:	Director

GIC PRIVATE LIMITED

By:	/s/ Jimmy Teo
Name:	Jimmy Teo
Title:	Senior Vice President

By:	/s/ Lim Eng Kok
Name:	Lim Eng Kok
Title:	Senior Vice President

Exhibit 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 22nd day of September 2014.

CORAL BLUE INVESTMENT PTE. LTD.

By:	/s/ Arjun Khullar
Name:	Arjun Khullar
Title:	Director

GIC PRIVATE LIMITED

By:	/s/ Jimmy Teo
Name:	Jimmy Teo
Title:	Senior Vice President

By:	/s/ Lim Eng Kok
Name:	Lim Eng Kok
Title:	Senior Vice President